Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Reports Third Quarter and Nine Months 2015 Results

-Q3 2015 Revenue Increased 115% Year-Over-Year to $4.3 Million
-Q3 2015 Gross Margin Increased to 46% Compared to 42% in Q3 2014

Tel Aviv, Israel – November 24, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions that enable companies to maximize utilization and security of their network infrastructure announced today its results for the third quarter and nine months ended September 30, 2015.

Financial Highlights for the Third Quarter and Nine Months Ended September 30, 2015

•	Revenue for Q3 2015 increased 115% to $4.3 million, compared to $2.0 million in Q3 2014
•	Revenue for the first nine months of 2015 increased 115% to $12.3 million, compared to $5.7 million in the same period of 2014

•	Gross margin for Q3 2015 improved to 46%, compared to 42% in Q3 2014
•	Gross margin for the first nine months of 2015 improved to 46%, compared to 38% in the same period of 2014

•	Net Profit for Q3 2015 was $0.04 million, or $0.00 per (basic and diluted) share, compared to a net loss of $(1.8) million or $(0.14) per (basic and diluted) share in Q3 2014

•	The Net Profit for the third quarter, $0.04 million, was comprised of:

o	Net Profit of $0.42 million for RiT (not including RiT Wireless)
o	RiT Technologies share in its subsidiary RiT Wireless’s net loss $(0.37) million.

•
Net profit for the first nine months of 2015 was $0.2 million, or $0.01 per (basic and diluted) share, compared to a net loss of $(6.2) million, or $(0.49) loss per (basic and diluted) share recorded in the first nine months of 2014

•	Cash and cash equivalents as of September 30, 2015 was $1.8 million

•	Shareholders' equity as of September 30, 2015, increased to $6.5 million, compared to $3.9 million on December 31, 2014

 “We are pleased to report that our strong third quarter results are the product of continued growth in revenues and net profit as compared to the same period last year.  During the third quarter, we established our subsidiary, RiT Wireless, for which we raised $5 million specifically to support its growth objectives,” commented Yossi Ben Harosh, President and CEO of RiT Technologies Ltd.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Mr. Ben Harosh continued, “We are breaking out our net profit for RiT at 10% on a stand alone basis, and continue to invest in RiT Wireless’s disruptive technology as we aim to accelerate the launch of Beamcaster 2.0. We continue to experience strong momentum in the CIS segment of our business, and we anticipate an increase in sales in India and China, thanks in large part to the recent signing of a strategic alliance with Yoga Automation in India.”

“We also see increasing backlog of Connectivity and Software solutions that will enable us to achieve our Q4 targets and provides us with a good foundation for fiscal 2016. We are investing further in the development of our Converged Infrastructure Management System (CM 3.0) as RiT’s market-leading SW solution and services offering for the IT Infrastructure management segment of our business.  The CM 3.0 Software offering will enable us to provide a horizontal solution for IT network management, in turn providing a higher level of functionality, integration and efficiency for our customers,” Mr. Ben Harosh concluded.

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solutions includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

INVESTOR CONTACTS:

Amit Mantsur CFO M: +972. 55.882.3734 amitm@rittech.com www.rittech.com	Jeffrey Goldberger KCSA Strategic Communications O: 212.896.1249 jgoldberger@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
STATEMENTS OF CONSOLIDATED OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)
(Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Sales	4,322	2,006	12,258	5,696
Cost of sales	2,314	1,169	6,621	3,524
Gross profit	2,008	837	5,637	2,172
Operating expenses
Research and development, net	458	671	1,283	2,144
Sales and marketing, net	751	844	2,234	3,007
General and administrative	916	1,070	2,061	3,203
Total operating expenses	2,125	2,585	5,578	8,354
Operating margin / (loss)	(117)	(1,748)	59	(6,182)
Financing expenses, net	(24)	(2)	(68)	(51)
Other income (expenses), net
Loss before income tax expense	(141)	(1,751)	(9)	(6,234)
Taxes on income	-	-	-	-
Net Profit / (Loss)	(141)	(1,751)	(9)	(6,234)
Net profit / (loss) attributable to non-controlling interest	(185)		(185)
Net Profit / (Loss) attributable to RiT Technologies	44	(1,751)	176	(6,234)
Net Profit (Loss) Per Share -Basic and diluted	0.003	(0.14)	0.01	(0.49)
Weighted average number of ordinary shares Outstanding- basic and diluted	15,541,306	12,793,415	15,541,306	12,773,394

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (NON-GAAP)
(U.S dollars in thousands, except per share data)
(Unaudited)
Three Months Ended September 30, 2015

	RiT Technologies Solo*	RiT Wireless Solo	Adjustments	Consolidated
Sales	4,517	50	(245)	4,322
Cost of sales	2,288	26		2,314
Gross profit	2,229	24		2,008
Operating expenses
Research and development, net	327	146	(15)	458
Sales and marketing, net	643	127	(19)	751
General and administrative	817	310	(211)	916
Total operating expenses	1,787	583		2,125
Operating margin / (loss)	442	(559)		(117)
Financing expenses, net	24	-		24
Other income (expenses), net	-	-		-
Profit before income tax expense	418	(559)		(141)
Taxes on income	-	-	-	-
Net Profit / (loss)	418	(559)		(141)
Equity loss	374		(559)	(185)
Net profit / (loss) attributable to RiT Technologies	44	(559)		44

*This is RiT Technologies consolidated with RiT Inc. excluding RiT Wireless

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands, except per share data)
(Unaudited)
	September 30, 2015 US$ thousands	December 31, 2014 US$ thousands
Assets
Current Assets:
Cash and cash equivalents	1,769	1,604
Trade receivables, net	7,118	1,680
Other current assets	394	335
Inventories	3,194	3,617
Total Current Assets	12,475	7,236

Assets held for severance benefits	706	967
In Process R&D (IPR&D)	237	-
Property and equipment, net	494	471
Total non-Current Assets	1,437	1,438

Total Assets	13,912	8,674

Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	1,504	967
Other payables and accrued liabilities	2,127	1,554
Total Current Liabilities	3,631	2,521

Principal shareholder convertible loan	3,000	1,000
Liability in respect of employees' severance
benefits	830	1,224
Total of non-Current Liabilities	3,830	2,224
Total Liabilities	7,461	4,745

Shareholders' Equity:
Share capital	3,384	3,384
Treasury stock	(27)	(27)
Additional paid-in capital	73,471	72,239
Non-controlling interest	1,115	-
Accumulated deficit	(71,492)	(71,667)
Total Shareholders' Equity	6,451	3,929

Total Liabilities and Shareholders' Equity	13,912	8,674